UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT No. 5)

INTERNATIONAL CARD ESTABLISHMENT, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45923G103
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45923G103

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 2,686,084(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 2,686,084(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,686,084(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%

12.	TYPE OF REPORTING PERSON PN
(1) Does not include all of the shares of common stock issuable upon exercise of the warrants or upon conversion of the non-voting shares of Series A Preferred Stock owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”). The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or convert the Series A Preferred Stock if, following the exercise or conversion, any of Mercator Momentum, Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., Robinson Reed, Inc., or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99%. Since MAG beneficially owns more than 9.99% as of December 31, 2007 if all of the warrants were exercised and all of the shares of Series A Preferred Stock were converted, this Statement only includes the number of shares that Mercator Momentum could acquire without MAG exceeding the foregoing 9.99% limit.

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CUSIP NO. 45923G103

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 2,615,005(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 2,615,005(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,615,005(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%

12.	TYPE OF REPORTING PERSON PN
(1) Does not include all of the shares of common stock issuable upon exercise of the warrants or upon conversion of the non-voting shares of Series A Preferred Stock owned by Mercator Momentum Fund III, L.P. (“Mercator Momentum III”). The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or convert the Series A Preferred Stock if, following the exercise or conversion, any of Mercator Momentum Fund, L.P., Mercator Momentum III, Monarch Pointe Fund, Ltd., Robinson Reed, Inc., or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99%. Since MAG beneficially owns more than 9.99% as of December 31, 2007 if all of the warrants were exercised and all of the shares of Series A Preferred Stock were converted, this Statement only includes the number of shares that Mercator Momentum III could acquire without MAG exceeding the foregoing 9.99% limit.

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CUSIP NO. 45923G103

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 3,232,551(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 3,232,551(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,232,551(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%

12.	TYPE OF REPORTING PERSON CO
(1) Does not include all of the shares of common stock issuable upon exercise of the warrants or upon conversion of the non-voting shares of Series A Preferred Stock owned by Monarch Pointe Fund, Ltd. (“MPF”). The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or convert the Series A Preferred Stock if, following the exercise or conversion, any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., MPF, Robinson Reed, Inc., or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99%. Since MAG beneficially owns more than 9.99% as of December 31, 2007 if all of the warrants were exercised and all of the shares of Series A Preferred Stock were converted, this Statement only includes the number of shares that MPF could acquire without MAG exceeding the foregoing 9.99% limit.

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CUSIP NO. 45923G103

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robinson Reed, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 2,272,007

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 2,272,007

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,272,007

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%

12.	TYPE OF REPORTING PERSON CO

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CUSIP NO. 45923G103

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 3,763,640(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 3,763,640(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,763,640(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IA
(1) Does not include all of the shares of common stock issuable upon exercise of the warrants or upon conversion of the non-voting shares of Series A Preferred Stock owned by any of Mercator Momentum Fund, L.P. (“Mercator Momentum”), Mercator Momentum Momentum Fund III, L.P. (“Mercator Momentum III”), Monarch Pointe Fund, Ltd. (“MPF”) or Robinson Reed, Inc. (“RR”). The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or convert the Series A Preferred Stock if, following the exercise or conversion, any of Mercator Momentum, Mercator Momentum III, MPF, RR or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99%. Since MAG beneficially owns more than 9.99% as of December 31, 2007 if all of the warrants were exercised and all of the shares of Series A Preferred Stock were converted, this Statement only includes the number of shares that Mercator Momentum, Mercator Momentum III, MPF and/or RR could acquire without MAG exceeding the foregoing 9.99% limit. All of the shares included in this Statement are owned by Mercator Momentum, Mercator Momentum III, MPF and RR, and MAG does not own any shares.

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CUSIP NO. 45923G103

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 3,763,640(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 3,763,640(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,763,640(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IN
(1) Does not include all of the shares of common stock issuable upon exercise of the warrants or upon conversion of the non-voting shares of Series A Preferred Stock owned by any of Mercator Momentum Fund, L.P. (“Mercator Momentum”), Mercator Momentum Momentum Fund III, L.P. (“Mercator Momentum III”), Monarch Pointe Fund, Ltd. (“MPF”) or Robinson Reed, Inc. (“RR”). The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or convert the Series A Preferred Stock if, following the exercise or conversion, any of Mercator Momentum, Mercator Momentum III, MPF, RR or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99%. Since MAG beneficially owns more than 9.99% as of December 31, 2007 if all of the warrants were exercised and all of the shares of Series A Preferred Stock were converted, this Statement only includes the number of shares that Mercator Momentum, Mercator Momentum III, MPF and/or RR could acquire without MAG exceeding the foregoing 9.99% limit. All of the shares included in this Statement are owned by Mercator Momentum, Mercator Momentum III, MPF and RR, and David Firestone does not own any shares.

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This statement is hereby amended and restated in its entirety as follows:

Item 1(a). Name of Issuer.

The name of the issuer is International Card Establishment, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 555 Airport Way, Suite A, Camarillo, California 93010.

Item 2(a). Name of Person Filing.

Mercator Momentum Fund, L.P. (“Momentum Fund”)

Mercator Momentum Fund III, L.P. (“Momentum Fund III” and, with Momentum Fund, the “Funds”)

M.A.G. Capital, LLC (“MAG”)

David F. Firestone (“Firestone”)

Monarch Pointe Fund, Ltd. (“MPF”)

Robinson Reed, Inc. (“RR”)

This statement relates to the securities directly owned by the Funds, MPF and RR. MAG is the general partner of each of the Funds and controls the investments of MPF and RR. Firestone is the Managing Member of MAG. As a result of their control over the Funds and MPF, Firestone and MAG are deemed to beneficially own the securities of the Funds, MPF and RR. The Funds, MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The business address of each of the Funds, MAG and Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland. The business address of RR is 4 Pikinoni Street, P.O. Box 56220, 3305 Limassol, Cyprus.

Item 2(c). Citizenship.

Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. Firestone is a U.S. Citizen. MPF is a corporation organized under the laws of the British Virgin Islands. RR is a corporation organized under the laws of the British Virgin Islands.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.0005 per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 45923G103.

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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	[ ]	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership.

As of December 31, 2007, each of the Funds and MPF directly owned the following securities of the Issuer:

Momentum Fund owned 301,084 shares of Common Stock, warrants to purchase up to 1,719,962 shares of Common Stock, and 13,710 shares of Series A Preferred Stock (“Series A Shares”).

Momentum Fund III owned 230,005 shares of Common Stock, warrants to purchase up to 1,191,572 shares of Common Stock, and 9,501 Series A Shares.

MPF owned 847,551 shares of Common Stock, warrants to purchase up to 1,900,036 shares of Common Stock, and 25,789 Series A Shares.

RR owned warrants to purchase up to 938,674 shares of Common Stock and 5,000 Series A Shares.

Neither MAG nor David F. Firestone directly owned any securities of the Issuer.

Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is defined as 85% of the Market Price, which is defined as the average of the lowest three intra-day trading prices of the Common Stock during the 15 trading days preceding the conversion; provided, however, that the Conversion Price originally could not be less than $0.375 (as adjusted from time to time, the "Floor Price") or more than $0.47, adjusted for stock splits and similar events. As of December 31, 2007, the Conversion Price was $0.375, subject to adjustment for stock splits and similar events.

The documentation governing the terms of the warrants and the Series A Shares contains provisions prohibiting any exercise of the warrants, conversion of Series A Shares or payment of dividends in Common Stock that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

As of December 31, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages. The percentages were based on the assumption that the Issuer had 35,286,449 shares of Common Stock outstanding as of December 31, 2007, which is the number reported by the Issuer as outstanding on November 1, 2007, according to its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007.

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Item 5. Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	Dated: February 14, 2008

MERCATOR MOMENTUM FUND, L.P.	MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC, its general partner	By: M.A.G. CAPITAL, LLC, its general partner

By: /s/ David Firestone	By: /s/ David Firestone
David Firestone, Managing Partner	David Firestone, Managing Partner

Dated: February 14, 2008	Dated: February 14, 2008

MONARCH POINTE FUND, LTD.	ROBINSON REED, INC.

By: M.A.G. CAPITAL, LLC	By: M.A.G. CAPITAL, LLC
Its: Investment Advisor	Its: Investment Advisor

By: /s/ David Firestone	By: /s/ David Firestone
David Firestone, Managing Partner	David Firestone, Managing Partner

Dated: February 14, 2008	Dated: February 14, 2008

M.A.G. CAPITAL, LLC	/s/ David F. Firestone
David F. Firestone
/s/ David F. Firestone
David F. Firestone, Managing Partner

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EXHIBIT A
AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2008

MERCATOR MOMENTUM FUND, L.P.

By:	M.A.G. CAPITAL, LLC,
its general partner

By: /s/ David Firestone
David Firestone, Managing Partner

MERCATOR MOMENTUM FUND III, L.P.

By:	M.A.G. CAPITAL, LLC, its general partner

By: /s/ David Firestone
David Firestone, Managing Partner

MONARCH POINTE FUND, LTD.

By:	M.A.G. CAPITAL, LLC
Its:	Ivestment Advisor

By:	/s/ David Firestone
David Firestone, Managing Partner

ROBINSON REED, INC.

By:	M.A.G. CAPITAL, LLC
Its:	Investment Manager

By: /s/ David Firestone
David Firestone, Managing Partner

M.A.G. CAPITAL, LLC

By:	/s/ David Firestone
David Firestone, Managing Partner

/s/ David F. Firestone
David F. Firestone

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